Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231
June 8, 2012
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng

Re:	Eloqua, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed May 31, 2012
File No. 333-176484
Dear Ms. Mills-Apenteng:
     This letter is submitted on behalf of Eloqua, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 6 to the Company’s Registration Statement on Form S-1 filed on May 31, 2012, as set forth in your letter dated June 7, 2012 addressed to Joseph P. Payne, President and Chief Executive Officer of the Company (the “Comment Letter”).
     For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.
     The response provided herein is based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of this letter.
Consolidated Financial Statements for the Years Ended December 31, 2009, 2010 and 2011
Notes to Consolidated Financial Statements for the Years Ended December 31, 2010 and 2011
(8) Stockholder’s Equity
Exchangeable Common Stock, page F-24

Ms. Mills-Apenteng
United States Securities and Exchange Commission
June 8, 2012

1.	We note your response to prior comment 3 that if a holder does not execute certain documents including a joinder to the Company’s stockholders agreement, you have the option (but not the obligation) to redeem the shares of exchangeable common stock for cash instead of common stock. Please confirm that in all instances when a holder does not execute certain documents, the Company may issue common shares and not be in violation of any agreements with existing common shareholders, or any laws or regulations. Further, please confirm that it is not probable that the Company will deliver cash to satisfy the redemption obligation relating to the exchangeable common stock.

RESPONSE: The Company confirms that in all instances when a holder of exchangeable common stock does not execute certain documents related to the redemption of such shares, the Company may issue common shares of the Company and not be in violation of any agreements with existing common shareholders, or any laws or regulations. Further, the Company confirms that it is not probable that it will deliver cash to satisfy the redemption obligation relating to the exchangeable common stock.
*******

Ms. Mills-Apenteng
United States Securities and Exchange Commission
June 8, 2012

     If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1568.
Sincerely,
/s/ Christopher J. Austin
Christopher J. Austin
Enclosures

cc:	Joseph P. Payne, Eloqua, Inc.
Don E. Clarke, Eloqua, Inc.
David V. Cappillo, Goodwin Procter LLP